Mail Stop 4561
Via Fax (813) 273-0148

August 21, 2007

W. Michael Kipphut
Senior Vice President and Chief
Financial Officer
Sykes Enterprises, Incorporated
400 N. Ashley Drive
Tampa, FL 33602

>   **Re: Sykes Enterprises, Incorporated**
>   **Form 10-K for the Fiscal Year Ended**
>   **December 31, 2006**
>   **Filed on March 13, 2007**
>   **File No. 000-28274**

Dear Mr. Kipphut:

        We have reviewed your response letter dated August 7, 2007 in addition to the above referenced filing and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments. Unless otherwise noted where prior comments are referred to they refer to our letter dated July 24, 2007.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K Filed on March 13, 2007

Note 1. Summary of Accounting Principles

Recognition of Revenue, page 54

1.   We note your response to our prior comment 6 and your discussion of multiple-
        element arrangements with your fulfillment services clients. With regards to such
        contracts, please provide the following:

        - Please explain further each of the deliverables in your fulfillment service
          arrangements (i.e. product receipt, management, packaging, warehousing and
          delivery) and tell us how you determined that each of these deliverables has
          value to your customer on a standalone basis. In this regard, some of the
          services that you have identified as separate elements appear to be interrelated
          (packaging and delivery; management and warehousing).

        - Please describe your revenue recognition policy for each element. In your
          response, provide an example of a typical arrangement and tell us how
          revenue is recognized throughout the fulfillment process from the
          warehousing of the inventory to the acceptance of an order; the processing of
          a payment; and the delivery of the product.

        - Tell us the amount of multiple-element fulfillment arrangements services for
          each period presented. In this regard, it appears from your disclosures on
          page 83 that fulfillment service revenues in 2006 totaled $18.2 million and yet
          your response indicates that volume of standalone sales used to establish
          VSOE totaled $17.0 million. Does this mean that only $1.2 million of your
          fulfillment service contracts were multiple-element arrangements?

2.   We have reviewed your response to our previous comment no. 6 and note that
        your proposed revenue recognition policy disclosure does not include a discussion
        of how you establish fair value of the undelivered elements in your multiple-
        element arrangements which was previously included in your disclosure. Revise
        your proposed disclosure to include a discussion of how you establish fair value
        of undelivered elements in your multiple element arrangements and provide us
        with your revised disclosure.

3.   In addition, please tell us how you considered providing further disclosure to
        elaborate on the types of multiple-element arrangements entered into by the
        Company (i.e. the agreement with a major consumer products company and
        fulfillment service arrangements). Additionally, please tell us how you
        considered expanding your disclosure to include the systematic and rational basis
        you use to recognize revenue under the proportional performance method (i.e. the
        metrics used to record revenue such as operational seats) for multiple-element
        arrangements for which you do not have relative fair value for each element.

* * * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

You may contact Melissa Feider at (202) 551-3379 or me at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Kathleen Collins
Accounting Branch Chief